Filed pursuant to Rule 253(g)(2)

File No. 024-12204

OFFERING CIRCULAR SUPPLEMENT NO. 2  DATED MAY 5, 2023

(To the offering circular dated March 31, 2023, and qualified on APRIL 11, 2023)

SPARx HOLDINGS gROUP, INC.

(Exact name of registrant as specified in its charter)

Date: May 5, 2023

Nevada	3585	92-3402117
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

780 Reservoir Avenue, #123

Cranston, RI 02910

Telephone: 774-250-2456

www.sparx-fire.com

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the offering statement on Form 1-A filed by Sparx Holdings Group, Inc. (the “Company”) and amendments and supplements thereto. The offering statement was qualified by the U.S. Securities and Exchange Commission on April 11, 2023. The offering statement qualified by the SEC containing our Preliminary Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1874138/000159991623000066/sparx_1a.htm

The Company’s Final Offering Circular filed with the Commission can be found here: https://www.sec.gov/Archives/edgar/data/1874138/000159991623000097/sparx_253.htm

Additional information about the Company is available it its Quarterly Report, filed with the Securities and Exchange Commission on Form 10-Q, available here: https://www.sec.gov/Archives/edgar/data/1874138/000159991623000085/0001599916-23-000085-index.htm

The purpose of this supplement is to announce the following changes to the offering statement containing our offering circular effective immediately. We are correcting first a clerical error in the spelling of Issuer’s Name on the cover page header preceding the Offering Circular Supplement No. 1 filed with the SEC on May 1, 2023. The Issuer’s name was misspelled as Sparx Holdings Group, Inc, Inc. The correct spelling is Sparx Holdings Group, Inc.

Secondly, we are correcting information disclosed in the Use of Proceeds section on page 23 and Dilution section on Page 24 respectively of the offering circular. The amended sections below revises two prior typographical errors which incorrectly stated the midpoint and maximum offering price was $0.02. The offering price is fixed at $0.02 per share and has been amended and restated as follows:

Change #1: Our offering is being made on a self-underwritten and direct public offering basis: no minimum number of shares must be sold in order for the offering to proceed. The following table sets forth the uses of proceeds based on the fixed offering price of $0.02 per if 25%, 50%, 75%, and 100% of the maximum amount of common shares registered in the offering (100,000,000) are sold resulting in 70% of gross proceeds received by the Company.

Change #2: The following table illustrates the dilution to the purchasers of the common stock sold in this offering based on the fixed offering price of $0.02 per share if 100%, 50% and 25% of the maximum number of shares (100,000,000) offered are sold by us and the Selling Stockholders. The tables below take into consideration the fact that the Company is to receive 70% of the gross proceeds from this Offering. It should be noted however, that a selling stockholder may elect to allocate proceeds set aside for their own account to that of the Company, resulting in amount greater than 70% being held for the benefit of the Company.